July 10, 2018

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Dorrie Yale

Re:	Replimune Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 10, 2018
Registration No. 333-225846

Dear Ms. Yale:

On behalf of our client, Replimune Group, Inc. (the “Company”), we submit this letter and the following information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 28, 2018 (the “Letter”), relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 publically filed with the Commission on June 26, 2018 (“Amendment No. 1”).

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”).  We are providing to the Staff, by overnight delivery, a courtesy package containing copies of this letter and Amendment No. 2, including one version marked to show changes to Amendment No. 1.  As you will note, in addition to addressing the comment raised by the Staff in the Letter, the Company has revised Amendment No. 2 to update other disclosures, including pricing information.

For the convenience of the Staff, the Staff’s comment is set forth below in italics, followed by the Company’s response.  Except as otherwise specifically indicated, page references herein are to pages of Amendment No. 2. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 2.

U.S. Securities and Exchange Commission

July 10, 2018

Prospectus summary, page 1

1.                                      Please revise the description of your agreement with BMS to clarify that BMS’ obligation is limited to supplying nivolumab and a non-exclusive, royalty free license to use nivolumab in the clinical trial.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that BMS has certain obligations under the agreement other than those set forth in the Staff’s comment, including those obligations set forth in the confidentiality and indemnification provisions. However, in response to the Staff’s comment, the Company has revised the description of the Company’s agreement with BMS on pages 1 and 102 to clarify that BMS has no development-related obligations under the agreement other than supplying nivolumab and granting a non-exclusive, royalty-free license to use nivolumab in the clinical trial as set forth below:

“We have entered into a collaboration with Bristol-Myers Squibb Company, or BMS, under which it has granted us a non-exclusive, royalty-free license to, and is supplying at no cost, its anti-PD-1 therapy, nivolumab, for use in combination with RP1 in this clinical trial. BMS has no further development-related obligations under this collaboration.”

Thank you for your prompt attention to the Company’s response to the Staff’s comment.  Please contact me at +44.20.3201.5690 or Gitte Blanchet at 617.951.8211 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Timothy J. Corbett

Timothy J. Corbett

cc:	Philip Astley-Sparke, Replimune Group, Inc.
Gitte J. Blanchet, Morgan, Lewis & Bockius LLP
William V. Fogg, Cravath, Swaine & Moore LLP
Johnny G. Skumpija, Cravath, Swaine & Moore LLP